SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report III/2003
January 1 — September 30

2003 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC	• Internal operating profit and net income above
   last year’s level

• Marked increases in internal operating profit and
   net income expected for full year 2003

• Powergen acquires Midlands Electricity, a distribution
   company operating in the U.K.

• Remaining interest in Bouygues Telecom sold

Interim Report III/2003

E.ON Group financial highlights

	January 1 — September 30

E.ON Group key figures at a glance	2003	2002(1)	Change

	€ in millions
Electricity sales in billion kWh(2)	282.4	238.0	+19%
Gas sales in billion kWh(2)	529.2	454.4	+16%
Sales	33,292	25,058	+33%
EBITDA(3)	6,858	5,552	+24%
EBIT(3)	4,644	3,514	+32%
Internal operating profit(4)	3,393	3,046	+11%
Income/(loss) from continuing operations
before income taxes and minority interests	3,994	-112	—
Income/(loss) from continuing operations	2,699	-528	—
Income/(loss) from discontinued operations, net	1,154	3,247	-64%
Net income	3,382	2,910	+16%
Investments	7,341	19,752	-63%
Cash provided by operating activities	4,077	4,105	-1%
Employees (September 30/December 31)	64,355	101,336	-36%
Earnings per share (in €)	5.18	4.46	+16%

(1)	Adjusted for discontinued operations (commentary on pages 24–25).

(2)	Unconsolidated and prior-year figures include pro-forma figures for Ruhrgas and Powergen.

(3)	Non-GAAP financial measure; see reconciliation to internal operating profit on pages 30-31.

(4)	Non-GAAP financial measure; see reconciliation to net income on page 4.

Non-GAAP Financial Measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

     E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this interim report contains certain financial measures (consolidated internal operating profit, EBIT, EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Results of Operations
Core Energy Business
E.ON Energie
Ruhrgas
Powergen Group
Other/Consolidation
Other Activities
Viterra
Degussa
Employees
Investments
E.ON Stock
Financial Condition
Highlights
Outlook
Interim Financial Statements (Unaudited)
Information by Operating Segment
Financial Calendar

Contents

4	Results of Operations
6	Core Energy Business
6	— E.ON Energie
8	— Ruhrgas
9	— Powergen
10	— Other/Consolidation
11	Other Activities
11	— Viterra
11	— Degussa
12	Employees
13	Investments
14	E.ON Stock
15	Financial Condition
17	Highlights
18	Outlook
19	Interim Financial Statements (Unaudited)
31	Information by Operating Segment
33	Financial Calendar

Interim Report III/2003

Results of Operations

	January 1 — September 30

Sales	2003		2002		Change

	€ in millions
E.ON Energie	16,522		13,795		+20%
Ruhrgas	7,949	(1)	—		—
Powergen	7,216		1,493	(2)	—
Other/Consolidation	-163		50		—

Core energy business	31,524		15,338		+106%

Viterra	774		820		-6%
Degussa	994	(3)	8,900		-89%

Other activities	1,768		9,720		-82%

Sales	33,292		25,058		+33%

(1)	February to September.

(2)	July to September.

(3)	January only.

	January 1 — September 30

Internal operating profit	2003		2002		Change

	€ in millions
E.ON Energie	2,239		2,243		—
Ruhrgas	875	(1)	—		—
Powergen	496		143	(2)	—
Other/Consolidation	-512		15		—

Core energy business	3,098		2,401		+29%

Viterra	166		121		+37%
Degussa	129		524		-75%

Other activities	295		645		-54%

Internal operating profit(3)	3,393		3,046		+11%

(1)	February to September.

(2)	July to September.

(3)	Non-GAAP financial measure; see the table below for a reconciliation to net income.

	January 1 — September 30

Net income	2003	2002	Change

	€ in millions
Internal operating profit	3,393	3,046	+11%

Net book gains	618	895	—
Restructuring expenses	-232	-193	—
Other nonoperating earnings	215	-3,860	—

Income/(loss) from continuing operations before income taxes and minority interests	3,994	-112	—

Income taxes	-962	85	—
Minority interests	-333	-501	—

Income/(loss) from continuing operations	2,699	-528	—
Income/(loss) from discontinued operations,net	1,154	3,247	—

Cumulative effect of changes in accounting principles, net	-471	191	—

Net income	3,382	2,910	+16%

In our core energy business, electricity and gas sales rose substantially from the figures for the first three quarters of last year. The Powergen and Ruhrgas acquisitions played a key role in the increase. But even when measured against prior-year numbers that include pro-forma figures for the acquired companies, electricity sales increased 19 percent to 282.4 billion kilowatt-hours (kWh), and gas sales climbed 16 percent to 529.2 billion kWh.

     The increase in reported power sales at our electricity business in Germany reflects the fact that E.ON Energie’s consolidated figures for the first nine months of 2003 include several companies whose figures were consolidated since the second half of the previous year. In the period under review (and particularly in the first quarter), gas sales at E.ON Energie and Ruhrgas benefited from average temperatures that were below those of the first nine months of last year. The integration of TXU’s retail business was the main factor behind the substantial increase in Powergen’s electricity and gas sales in the U.K. LG&E Energy’s sales volumes in the U.S. were largely unchanged from the prior-year period.

     Our revenue figures reflect the increase in sales volumes, with consolidated sales climbing 33 percent year-on-year. Sales in our core energy business more than doubled, primarily owing to the inclusion of Ruhrgas and Powergen (Ruhrgas was not part of the E.ON Group in 2002; Powergen became a fully consolidated division of E.ON on July 1, 2002). In addition, revenue streams from several regional utilities in Germany, Eastern Europe, and Northern Europe were included in E.ON Energie’s consolidated results for the first time, enabling the company to grow in its sales substantially. By contrast, the deconsolidation of Degussa, which we have accounted for using the equity method since February 1, 2003, had the effect of reducing the revenues we report in our Other Activities segment by approximately €8 billion.

     Internal operating profit for the first nine months of 2003 rose 11 percent to €3.4 billion. Our core energy business, which accounts for more than 90 percent of our internal operating profit, grew internal operating profit by 29 percent. The increase is primarily due to the inclusion of Ruhrgas and Powergen, though the two companies also made a markedly positive contribution to internal operating profit after financing costs, which are reflected in the internal operating profit reported under Other/Consolidation. Viterra increased the number of housing units sold, one of the positive factors behind the distinct rise in the company’s internal operating profit. E.ON Energie posted an internal operating profit on par with the prior-year figure, despite substantial one-off charges taken in the third quarter

Interim Report III/2003

of 2003. Earnings growth in our core energy business more than offset the earnings shortfall of approximately €400 million related to the deconsolidation of Degussa.

     Net book gains in the first three quarters of 2003 declined by about €280 million compared with the prior-year period and resulted mainly from the sale of an approximately 5.8 percent interest in Bouygues Telecom to the Bouygues Group (€294 million) and the sale of a roughly 18 percent shareholding in Degussa (€168 million). E.ON Energie recorded a net book gain of approximately €150 million on the sale of securities. Further book gains of approximately €80 million mainly reflect E.ON Energie’s disposal of shares in a regional utility and Powergen’s sale of ownership interests in certain electric generating facilities. These gains were primarily offset by a book loss of €76 million on the disposal of a 1.9 percent stake in HypoVereinsbank. The high prior-year figure mainly reflects the sale of certain Schmalbach-Lubeca businesses in the third quarter of 2002, along with net book gains recorded at E.ON Energie in connection with the breakup of Rhenag and the sale of shares in Sydkraft and in Watt, a Swiss energy utility.

     Restructuring expenses increased year-on-year to €232 million and in the period under review were recorded mainly at E.ON Energie, in part relating to the creation of two regional utilities, E.ON Hanse and E.ON Westfalen-Weser. Additional restructuring expenses were recorded at Powergen in connection with the integration of TXU activities. Restructuring expenses for the first nine months of the prior year were recorded almost exclusively in our chemicals business.

     Other nonoperating earnings chiefly reflect unrealized income from the required marking to market of energy derivatives at E.ON Energie and Powergen. This was offset by the impairment charge taken by Degussa in its Fine Chemicals division, which reduced our other nonoperating earnings by €187 million in line with our 46.5 percent equity interest in Degussa and by €73 million from our shareholding in RAG, which also has a stake in Degussa. Beyond this, other nonoperating earnings mainly include our shareholding in RAG, which is accounted for using the equity method; here, positive one-off effects from the adoption of new accounting standards were partially negated by the impairment charge at Degussa’s Fine Chemicals division. The substantial loss recorded for the prior-year period was primarily attributable to the impairment charge taken on the goodwill acquired in the Powergen transaction and the valuation allowance on our HypoVereinsbank shares.

     Income from continuing operations before income taxes and minority interests rose by €4.1 billion. In the prior-year period this figure had been negatively impacted by the substantial loss reported under other nonoperating earnings.

     In the first nine months of 2003 the E.ON Group’s continuing operations include a tax expense of €962 million. In the year-earlier period we recorded a tax benefit of €85 million, related primarily to the positive tax effects of the valuation allowance on our stake in HypoVereinsbank. The effective tax rate in the period under review was 24.1 percent, reflecting a slight quarter-on-quarter increase.

     Minority interests declined to €333 million. The decrease mainly reflects changes in our portfolio of shareholdings and higher earnings at E.ON Energie companies in the prior year. The deconsolidation of Degussa was also a factor in the decline.

     Income from continuing operations rose to €2.7 billion. In the prior-year period, this item had also been negatively impacted by the substantial loss reported under other nonoperating earnings.

     Income from discontinued operations in the period under review mainly reflects the book gains recorded on the sale of Gelsenwasser, Viterra Energy Services, and Viterra Contracting. This item also includes a gain of €23 million recorded in the third quarter of 2003 resulting from a subsequent adjustment to the purchase price of the MEMC shareholding we sold in 2001. The prior-year figure primarily includes VAW aluminium, VEBA Oel, Stinnes, Viterra Energy Services, and certain operations divested by Degussa and likewise mainly reflects gains on the disposal of discontinued operations. A detailed overview of discontinued operations can be found on page 25.

     The cumulative effect of changes in accounting principles is primarily attributable to the adoption of the Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations.” Commentary on SFAS 143 can be found on page 28. The figure for the prior-year period includes the reversal of negative goodwill in the amount of €191 million relating to our former Aluminum segment pursuant to SFAS 142, “Goodwill and Other Intangible Assets.”

     Net income and earnings per share advanced 16 percent to €3.4 billion and €5.18, respectively.

Interim Report III/2003

Core Energy Business

	January 1 — September 30

E.ON Energie AG, Munich	2003	2002	Change

	€ in millions
Sales	16,522	13,795	+20%
Thereof: electricity tax	960	658	+46%
EBITDA	4,123	3,494	+18%
EBIT	2,832	2,376	+19%
Internal operating profit	2,239	2,243	—
Investments	1,979	4,981	-60%
Thereof: Property, plant, and equipment	1,042	1,084	-4%
Thereof: Financial assets	937	3,897	-76%

E.ON Energie

     E.ON Energie recorded markedly higher sales in the period under review. A weather-driven increase in gas sales volumes and the further recovery of electricity prices in Germany contributed to the advance. Furthermore, revenues from several regional utilities in and outside Germany were, for the first time, included in E.ON Energie’s consolidated results from the beginning of the year.

     Despite taking substantial one-off charges in the third quarter, E.ON Energie posted an internal operating profit of €2.2 billion, on par with the prior-year figure. The company’s business units developed as described below.

     The internal operating profit of E.ON Energie’s Electricity business unit was down distinctly, declining €190 million from the prior-year figure. The positive effects of the inclusion of newly consolidated companies and the recovery of electricity prices were largely negated by one-off charges in the generation business. Along with the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning and the resulting increase in accruals, the unplanned shutdown of Unterweser and Brunsbüttel power stations had a negative impact on earnings. In addition, E.ON Energie made payments of approximately €120 million in connection with the settlement of accounts in control and balance areas. In compliance with unbundling requirements, since December 2001 E.ON Netz’s control area and E.ON Sales & Trading’s (EST’s) balance area have been managed and accounted for separately (the terms “control area” and “balance area” are explained in detail below). EST incurs charges if, in E.ON Netz’s control area and EST’s balance area, there is simultaneously insufficient offtake by, and excess supply from, third parties. The third parties incur charges in the opposite situation. The initial settlement of accounts resulted in a significant one-off charge in the third quarter of 2003. In the future we do not expect to record charges of this magnitude. Though the summer heat wave in Europe reduced the availability of electric generating facilities, the associated costs were fully offset by a price-driven increase in power trading earnings.

     The Gas business unit of E.ON Energie grew internal operating profit by a solid €40 million relative to the prior-year period, primarily owing to a weather-driven increase in sales volumes and earnings streams from newly consolidated companies.

     E.ON Energie’s Foreign business unit also reported a markedly higher internal operating profit, which rose €80 million from the year-earlier figure. The main factor was the first-time inclusion of earnings streams from Hungary’s Édász and E.ON Finland (formerly Espoon Sähkö) for the entire period under review. Higher equity earnings from subsidiaries in Central Europe also helped boost earnings. By contrast, business in Scandinavia was negatively impacted by reduced generation from hydroelectric facilities. This shortfall had to be made up with electricity produced at generating units that use more expensive energy sources like oil and natural gas.

     E.ON Energie recorded a €66 million increase in internal operating profit in its Other/Consolidation business unit. The improvement primarily reflects higher financial earnings.

Financial highlights by business unit(1)

	January 1 — September 30

	Germany
							Other/
	Electricity		Gas		Foreign		Consolidation		E.ON Energie

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	€ in millions
Sales(2)	9,580	8,363	2,379	1,816	3,200	2,509	403	449	15,562	13,137
EBITDA	2,605	2,216	366	291	900	789	252	198	4,123	3,494
EBIT	1,884	1,628	225	185	536	467	187	96	2,832	2,376
Internal operating profit	1,634	1,824	209	169	471	391	-75	-141	2,239	2,243

(1)	Effective January 1, 2003, Gelsenwasser is reported under discontinued operations. We adjusted the prior-year figures accordingly.
In addition, a number of changes were made to the organizational structure of E.ON Energie’s business units effective January 1, 2003. To improve comparability, we adjusted the prior-year figures to reflect substantial changes. These changes do not affect E.ON Energie’s total earnings.

(2)	Energy trading activities are recognized net. Sales exclude electricity tax.

     “Control area” is a delimited geographical area in which the electric transmission system is controlled by one transmission system operator (TSO) who is responsible for scheduling interchanges with other control areas as well as maintaining frequencies within the area.

     “Balance area” is a contractual agreement between the TSO and transmission system users to achieve a balance between the supply (electricity produced in generating facilities and/or power purchases) and the offtake (electricity deliveries to customers and/or power sales) within a control area. Settlement takes place in quarter-hour increments based on metering and/or load plans.

Interim Report III/2003

E.ON Energie sold roughly 13 billion kWh or 7 percent more power than in the first nine months of 2002. The higher number mainly reflects the inclusion, throughout the entire period under review, of power sales made by regional utilities in and outside Germany. E.ON Energie’s consolidation of EAM Energie (formerly Energie Aktiengesellschaft Mitteldeutschland EAM) had the effect of reducing reported sales to regional and local distribution companies and increasing sales to standard-rate and special-rate customers.

     E.ON Energie met around 59 percent or 120.2 billion kWh (prior year: 60 percent or 114 billion kWh) of its power requirements with electricity from its own generation assets. The company purchased 84.6 billion kWh of electricity from jointly owned power stations and from outside sources, a roughly 10 percent increase from the prior-year figure of 77 billion kWh. E.ON thus met 41 percent of its power requirements with electricity purchased from outside sources, compared with 40 percent a year ago. The marked increase in reported power purchases results in part from the inclusion of Édász for the entire period under review and from increased power purchases at E.ON Benelux.

     In the period under review, E.ON Energie’s nuclear power stations were responsible for 48.3 percent of its owned generation compared with 50.9 percent in the first nine months of 2002. The figure for hard-coal-fired power stations was 28.2 percent versus 23.4 percent a year ago. Electricity generated from lignite accounted for 6.2 percent compared with 7.4 percent in the previous year. Hydroelectric power accounted for 9.3 percent against 12.2 percent in the prior year, with the decline attributable to the low water supply in reservoirs at hydroelectric plants in Scandinavia, which prevented hydroelectric power from being utilized to the same degree as in the year-earlier period. The share of electric energy produced from other sources rose to 8.0 percent from 6.1 percent.

     The sharp increase in gas sales volumes resulted mainly from lower average temperatures in the first quarter of 2003 along with the inclusion of EAM Energie’s gas operations.

	January 1 — September 30

Power sales(1)	2003	2002	Change

	kWh in billions
Standard-rate customers	34.0	28.0	+21%
Special-rate customers	66.5	56.2	+18%
Regional and local distribution companies	96.1	99.9	-4%

Power sales	196.6	184.1	+7%

(1)	Excludes energy trading activities.

	January 1 — September 30

Owned generation, power purchases, and power sales(1)	2003	2002	Change

	kWh in billions
Owned generation	120.2	113.9	+6%
Purchases	84.6	77.0	+10%
Jointly owned power stations	13.5	12.5	+8%
Outside sources	71.1	64.5	+10%

Power purchases	204.8	190.9	+7%

Plant-use, transmission losses, pumped-storage hydro	8.2	6.8	—

Power sales	196.6	184.1	+7%

(1)	Excludes energy trading activities.

	January 1 — September 30

Gas sales(1)	2003	2002	Change

	kWh in billions
Standard-rate customers	35.6	29.6	+20%
Special-rate customers	31.6	25.2	+25%
Regional and local distribution companies	31.8	23.2	+37%

Gas sales	99.0	78.0	+27%

(1)	Excludes D-Gas’s trading activities.

Interim Report III/2003

Core Energy Business

January 1 — September 30
Ruhrgas AG, Essen(1)	2003

€ in millions
Sales	7,949
Thereof: natural gas tax	1,596
EBITDA	1,175
EBIT	910
Internal operating profit	875
Investments	286
Thereof: Property, plant, and equipment	88
Thereof: Financial assets	198

(1)	Fully consolidated effective February 1, 2003; figures are thus for eight months.

	January 1 — September 30

Gas sales	2003	2002	Change

	kWh in billions
1Q03 (February — March)	146.4	117.5	+25%
2Q03 (April — June)	113.6	116.8	-3%
3Q03 (July — September)	87.9	101.2	-13%

1Q — 3Q03 (February—September)	347.9	335.5	+4%

Ruhrgas

     Following E.ON’s acquisition of a 100 percent interest, Ruhrgas became a fully consolidated E.ON company effective February 1, 2003.

     Energy consumption in Germany was largely driven by the temperature extremes the country experienced in the first nine months of 2003. Natural gas demand rose by 4 percent in this period due to temperatures that averaged 0.6 degrees Celsius below those of a year ago. Cooler weather pushed consumption up 14 percent in the first quarter of 2003, whereas in the second quarter consumption was only 1 percent higher. The heat wave Europe experienced in the third quarter led to a consumption decline of 13 percent.

     Gas sales volumes at Ruhrgas tracked the trends of the overall market. Between February 1 and September 30, 2003, Ruhrgas sold approximately 4 percent more than in the year-earlier period. The colder temperatures in the first quarter (February and March) drove sales 25 percent higher to 146.4 billion kWh from 117.5 billion kWh in the same period last year. In the second quarter, Ruhrgas reported gas sales of 113.6 billion kWh, 3 percent below the prior-year figure of 116.8 billion kWh. High temperatures sent third-quarter gas sales 13 percent lower to 87.9 billion kWh versus 101.2 billion kWh in the third quarter of 2002. Only Ruhrgas’s sales to power stations were higher in the third quarter, though the increase was not substantial enough to compensate for lower sales to gas transport companies and to Ruhrgas’s other customer segments.

     Ruhrgas recorded revenues of €7.9 billion between February 1 and September 30, 2003. This substantial figure is attributable to weather-driven volume growth and to the natural gas tax hike that took effect on January 1, 2003. Demand spikes also helped boost revenues.

     In the period under review Ruhrgas recorded an internal operating profit of €875 million. This solid earnings performance is mainly attributable to volume growth, as well as to demand spikes in the first quarter, optimal utilization of Ruhrgas’s favorable procurement channels, and higher oil prices.

Interim Report III/2003

Powergen Group

Powergen recorded sales of €7.2 billion and an internal operating profit of €496 million in the first three quarters of 2003. Internal operating profit included €361 million for Powergen UK and €172 million for LG&E Energy. The residual figure comprises Powergen’s investments in the Asia-Pacific region as well as corporate interest and other costs.

     In the U.K., the integrated business performed strongly over the first nine months of the year, mainly based on the contribution from the former TXU retail business. The integration of this business as well as the rebranding to Powergen, which was launched at the end of June, are well advanced.

     Powergen UK sold 51 billion kWh of electricity in the first nine months of 2003, nearly three times the volume of the year before. Gas sales also increased considerably from 29.9 billion kWh to 71.3 billion kWh. This significant rise in electricity and gas sales is primarily due to the inclusion of the former TXU retail business.

     In the U.S., LG& E Energy’s regulated utility business recorded an internal operating profit of €183 million. Severe ice storms in Kentucky at the beginning of the year, the sluggish economy, and continuing cost pressure negatively affected earnings. A positive wholesale price development helped to offset these negative impacts.

     The nonutility operations including the unregulated U.S. power generation and the Argentine gas distribution showed an internal operating loss of €11 million. The economic and political situation in Argentina remains difficult. However, earnings of the Argentine gas distribution business benefited from favorable currency movements.

	January 1 — September 30

Powergen Group(1)	2003	2002

	€ in millions
Sales	7,216	1,493
EBITDA	1,185	353
EBIT	720	211
Internal operating profit	496	143
Investments	618	260
Thereof: Property, plant, and equipment	507	260
Thereof: Financial assets	111	—

(1)	Powergen became a fully consolidated E.ON Group company on July 1, 2002.

	January 1 — September 30

Financial highlights by business unit(1)	Powergen UK		LG&E Energy		Other		Powergen Group

	2003	2002	2003	2002	2003	2002	2003	2002

	€ in millions
Sales	5,728	823	1,488	670	—	—	7,216	1,493
EBITDA	771	153	399	200	15	—	1,185	353
EBIT	459	64	246	147	15	—	720	211
Internal operating profit	361	45	172	112	-37	-14	496	143

(1)	Powergen became a fully consolidated E.ON Group company on July 1, 2002.

	January 1 — September 30

Powergen UK sales(1)	2003	2002	Change

	kWh in billions
Residential, small, and medium enterprises	24.5	9.8	+150%
Industrial and commercial	26.5	8.6	+208%

Power sales	51.0	18.4	+177%

Residential, small, and medium enterprises	43.5	15.6	+179%
Industrial and commercial	27.8	14.3	+94%

Gas sales	71.3	29.9	+138%

(1)	Excludes wholesale and power trading activities.

	January 1 — September 30

LG&E Energy sales	2003	2002	Change

	kWh in billions
Regulated utility business	26.8	27.0	-1%
Retail customers	23.6	23.9	-1%
Off-system sales	3.2	3.1	+3%
Nonutility business	8.0	8.5	-6%

Power sales	34.8	35.5	-2%

Gas sales	11.0	11.0	—

Interim Report III/2003

Core Energy Business

	January 1 — September 30

Other/Consolidation	2003	2002	Change

	€ in millions
Financing	-305	119	—
Investments	8	58	—
Miscellaneous/consolidation	-215	-162	—

Internal operating profit	-512	15	—

Other/Consolidation

The Other/Consolidation segment contains the results of central Group financing activities and interests managed directly by E.ON AG, E.ON AG itself, as well as consolidation effects at the Group level.

     The decline in internal operating profit is due above all to markedly lower net interest income, primarily as a result of financing costs related to the Powergen and Ruhrgas acquisitions.

Interim Report III/2003

Other Activities

Viterra

Viterra continued to perform well, with the number of housing units sold increasing to 6,294 units from the prior-year figure of 5,783 units. In particular, the company expanded its sales of condominiums and one- and two-family units, which offer attractive margins. The largest single transaction in the current year was the sale of a block of 1,257 housing units in the Ruhr region and the Düsseldorf area. Viterra also sold a portfolio of 583 units in the Ruhr region.

     Viterra’s sales of €774 million were down 6 percent relative to the same period last year. The reasons were lower sales due to the phasing out of Viterra Baupartner’s business of developing one- and two-family houses and a decline in rental revenue as more housing units are sold.

     Viterra grew its internal operating profit to €166 million from €121 million a year ago. Positive factors were the increase in housing units sold and earnings development at Viterra Baupartner.

	January 1 — September 30

Viterra AG, Essen	2003	2002	Change

	€ in millions
Sales	774	820	-6%
EBITDA	397	379	+5%
EBIT	282	256	+10%
Internal operating profit	166	121	+37%
Investments	107	360	-70%
Thereof: Property, plant, and equipment	57	84	-32%
Thereof: Financial assets	50	276	-82%

Degussa

In 2002 Degussa was a fully consolidated E.ON division. On January 31, 2003, we sold a roughly 18 percent block of Degussa stock to RAG. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. For this reason, the sales figure recorded for Degussa comprises only the company’s January 2003 revenues. Under the equity method, 46.5 percent of Degussa’s after-tax earnings are recorded in E.ON’s internal operating profit for all periods after February 1, 2003. Degussa’s reported internal operating profit of €129 million is €395 million below the figure for the prior-year period.

	January 1 — September 30

Degussa AG, Düsseldorf	2003(1)	2002	Change

	€ in millions
Sales	994	8,900	-89%
EBITDA	206	1,354	-85%
EBIT	148	740	-80%
Internal operating profit	129	524	-75%

(1)	Degussa was fully consolidated until January 31, 2003. Effective February 1, 2003, Degussa is accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company.

Interim Report III/2003

Employees

	September 30,	December 31,
Employees(1)	2003(2)	2002	Change

E.ON Energie	41,222	41,823	-1%
Ruhrgas	10,393	—	—
Powergen	10,243	11,017	-7%
E.ON AG/Other	597	558	+7%

Core energy business	62,455	53,398	+17%

Viterra	1,900	2,471	-23%
Degussa(3)	—	45,467	—

Other activities	1,900	47,938	-96%

Continuing operations	64,355	101,336	-36%

Discontinued operations(4)	598	5,494	-89%

(1)	Figures do not include apprentices.

(2)	Figures do not include managing directors or board members.

(3)	As of September 30, 2003, Degussa had 45,040 employees and 2,105 apprentices.

(4)	Includes CRC Evans, Edenderry, and, effective December 31, 2002, Gelsenwasser, Viterra Energy Services, and Viterra Contracting (see commentary on page 25).

At the end of September 2003 the E.ON Group employed 64,355 people in its continuing operations worldwide, of whom 26,642 were employed outside Germany. E.ON’s workforce has thus declined by 36,981 employees or 36 percent since year end 2002. As in the first two quarters of the current year, this trend is mainly attributable to the deconsolidation of Degussa, which reduced the Group staff count by 45,467 employees when it took effect on February 1, 2003. E.ON companies in Germany currently provide training to 2,525 apprentices.

     In the first nine months of 2003 E.ON Energie’s workforce declined modestly to 41,222 employees.

     The number of people working at Ruhrgas rose 4 percent quarter-on-quarter, from 10,008 employees in the first six months to 10,393 employees at the end of the period under review. One factor was an increase in personnel at Ruhrgas’s industrial interests outside Germany due to sudden changes in order volumes.

     At the end of September 2003 the Powergen Group had 6,665 employees at Powergen and 3,578 employees at LG&E Energy. Since year end 2002 the Powergen Group’s staff count has declined by 7 percent, mainly due to staff reductions following the integration of the former TXU activities.

     At the end of the first three quarters of 2003 Viterra employed 1,900 people, a 23 percent reduction from year end 2002. One reason for the decline was workforce reductions at Deutschbau.

     During the reporting period, wages and salaries including social security contributions totaled €3.3 billion for continuing operations, compared with €4.6 billion a year ago.

Interim Report III/2003

Investments

	January 1 — September 30

Investments	2003	%	2002	%

		€ in millions
E.ON Energie	1,979	27	4,981	25
Ruhrgas	286	4	—	—
Powergen	618	8	260	1
Other/Consolidation	4,315	59	13,416	68

Core energy business	7,198	98	18,657	94

Viterra	107	1	360	2
Degussa	36	1	735	4

Other activities	143	2	1,095	6

Investments	7,341	100	19,752	100

The E.ON Group invested €7.3 billion in the period under review, 63 percent less than in the prior-year period. E.ON invested €1.7 billion in property, plant, and equipment and in intangible assets, compared with €2.1 billion in the first nine months of 2002. Investments in financial assets totaled €5.6 billion, versus €17.7 billion in the prior year.

     E.ON Energie invested 60 percent less than in the previous year. E.ON Energie’s capital expenditures for property, plant, and equipment totaled €1,042 million, compared with €1,084 million a year ago. The company invested €937 million in financial assets, versus €3,897 million in the prior year. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets. E.ON Energie’s most significant equity investment in the period under review was the increase of its stakes in JME and JCE, regional utilities operating in the southern Czech Republic. The high prior-year figure reflects E.ON Energie’s acquisition of additional equity in Thüga (25 percent), in EAM Energie (27 percent), and in Espoon Sähkö, which now does business as E.ON Finland (34 percent). The figure for 2002 also includes the purchase of a 49 percent shareholding in the Slovak Republic’s ZSE and the takeover of EWW.

     In the first nine months of 2003 Ruhrgas invested €88 million in property, plant, and equipment and €198 million in financial assets. Ruhrgas’s largest single investment was the acquisition of additional equity in Gazprom, a Russian gas company.

     Powergen invested €507 million in property, plant, and equipment (mainly in power generation and distribution equipment), of which €305 million was at LG&E Energy and €202 million at Powergen UK.

     In the first nine months of 2003 Viterra’s capital expenditures of €107 million were appreciably lower than the prior-year figure of €360 million, of which €273 million was attributable to the acquisition of the original 86.3 percent of Frankfurter Siedlungsgesellschaft (FSG). The largest single capital expenditure in the first three quarters of 2003 was the purchase of the remaining outstanding FSG shares from the City of Frankfurt for €49.2 million.

     Investments reported under Other/Consolidation mainly reflect payments to acquire the remaining Ruhrgas shares, which in the first nine months of 2003 amounted to approximately €4.3 billion. The substantial prior-year figure is primarily attributable to payments for the acquisition of shares in Powergen and Ruhrgas.

Interim Report III/2003

E.ON Stock

	September 30,	December 31,
	2003	2002

Shares outstanding (in millions)(1)	656	652
Closing price (in €)	41.90	38.45
Market capitalization (€ in billions)(1)	27.5	25.1

(1)	Excludes treasury stock.

	January 1 — September 30

	2003	2002

High (in € )(1)	47.72	59.97
Low (in €)(1)	34.67	43.53
Trading volume(2)
in millions of shares	700	549
€ in billions	29.5	30.2

(1)	Based on closing prices.

(2)	Source: Bloomberg; includes all German stock exchanges.

Including the cash dividend, the value of E.ON stock rose 13 percent in the first three quarters of 2003, considerably outperforming the Euro Stoxx 50, which advanced 3 percent over the same period. E.ON stock also performed markedly better than its peer index, the Stoxx Utilities, which in September 2003 finished 2 percent higher than its year end 2002 closing. The trading volume of E.ON stock declined 2 percent year-on-year to €29.5 billion, making E.ON the eighth most traded stock in the Dax index of Germany’s top 30 blue chips. As of September 30, 2003, E.ON was the seventh-largest Dax stock in terms of market capitalization.

Interim Report III/2003

Financial Condition

Management’s analysis of E.ON’s financial condition uses, among other financial measures, net financial position and cash flow because it believes that these financial measures are particularly well suited to describing the E.ON Group’s financial condition.

     Though cash provided by operating activities in the first nine months of 2003 was slightly below the prior-year figure, cash flow from our core energy business was markedly higher owing to operating improvements and the effect of consolidating the results of Powergen and Ruhrgas.

     Cash provided by operating activities was negatively impacted by the deconsolidation of Degussa and by financing costs reported in our Other/Consolidation segment. E.ON Energie reported a substantial increase in cash flow due to intercompany tax offsets, operating improvements, and the inclusion of several regional utilities that became fully consolidated E.ON Energie companies in the first three quarters of 2003. Powergen’s cash flow was up year-on-year as a result of operating improvements as well as consolidation effects.

     For the entire 2003 financial year, we expect cash provided by operating activities to considerably surpass the figure for 2002, since cash flow in 2002 was reduced by special items such as tax payments for prior years and payments to pension funds. Furthermore, we expect operating improvements to further increase cash provided by operating activities. We therefore anticipate that cash flow provided by operating activities in the fourth quarter of the year will surpass last year’s figure by a substantial margin.

     Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. E.ON uses its free cash flow primarily to make growth-creating investments, to pay out cash dividends, to repay debts, and to make short-term financial investments.

     Due to the stable level of investments in fixed and intangible assets, we expect free cash flow for full year 2003 to be substantially higher than last year.

     As of September 30, 2003, the E.ON Group’s net financial position—the difference between its total financial assets of €12,280 million and its total financial liabilities to banks and third parties of €21,982 million—amounted to -€9,702 million.

	January 1 — September 30

Cash provided by operating activities	2003	2002	Change

	€ in millions
E.ON Energie	3,840	2,739	+40%
Ruhrgas	587	—	—
Powergen	379	263	+44%
Other/Consolidation	-739	264	—

Core energy business	4,067	3,266	+25%

Viterra	103	44	+134%
Degussa	-93	795	—

Other activities	10	839	—

Cash provided by operating activities	4,077	4,105	-1%

	January 1 — September 30

Free cash flow	2003	2002	Change

	€ in millions
Cash provided by operating activities	4,077	4,105	-1%
Investments in fixed and intangible assets	-1,689	-2,075	+19%

Free cash flow(1)	2,388	2,030	+18%

(1)	Non-GAAP financial measure.

	September 30,	December 31,	September 30,
E.ON Group net financial position	2003	2002	2002

	€ in millions
Bank deposits	4,451	1,317	3,481
Securities and funds (current assets)	6,936	7,068	7,035

Total liquid funds	11,387	8,385	10,516

Securities and funds (fixed assets)	893	1,519	1,379

Total financial assets	12,280	9,904	11,895

Financial liabilities to banks/loans	-16,670	-19,554	-20,076
Financial liabilities to third parties	-5,312	-2,810	-3,345

Total financial liabilities	-21,982	-22,364	-23,421

Net financial position	-9,702	-12,460	-11,526

Interim Report III/2003

Financial Condition

Net financial position, a non-GAAP financial measure, is derived from several items, each of which can be reconciled to a GAAP financial measure, as shown in the table below.

	September 30,	December 31,	September 30,
Reconciliation of net financial position	2003	2002	2002

	€ in millions
Liquid funds shown in the Consolidated Financial Statements	11,387	8,385	10,516

Financial assets shown in the Consolidated Financial Statements	19,681	16,971	17,484

Thereof: loans	-1,866	-2,048	-2,237
Thereof: equity investments	-16,354	-12,767	-13,272
Thereof: shares in affiliated companies	-568	-637	-596

=Total financial assets	12,280	9,904	11,895

Financial liabilities shown in the Consolidated Financial Statements	-24,142	-24,850	-25,530

Thereof: to affiliated companies	223	167	180
Thereof: to associated companies	1,937	2,319	1,929

=Total financial liabilities	-21,982	-22,364	-23,421

Net financial position	-9,702	-12,460	-11,526

Despite the substantial funds that went toward the acquisition of Ruhrgas shares, investments in fixed assets and other shareholdings, and the payment of cash dividends, the E.ON Group’s net financial position has improved substantially from the figure of -€12,460 million reported as of December 31, 2002, and has sharply reduced our net financial liabilities.

     This is mainly attributable to cash provided by operating activities, funds received from the sale of Gelsenwasser and Viterra Energy Services and shares in Degussa and Bouygues Telecom, and the repayment of loans we had made to Degussa. A further positive factor was the marked decline in the value of the U.S. dollar and the British pound against the euro.

     Net interest expense rose by €355 million relative to the prior-year figure, primarily due to the increase in interest expense related to the financing of the acquisitions of Powergen and Ruhrgas. Interest income also declined because, on average, the Company had fewer total financial assets compared with the prior-year period and because of lower interest rates. Net interest expense consists only of interest income and interest expense that are included in the calculation of our net financial position. Net interest expense, a non-GAAP financial measure, is reconciled to the next directly comparable U.S. GAAP financial measure in the table below.

     On August 4, 2003, Standard & Poor’s confirmed its AA- rating for E.ON’s long-term bonds and changed the outlook from stable to negative. Since January 10, 2003, E.ON bonds have had a long-term rating of A1 (stable outlook) from Moody’s. Moody’s left its rating unchanged following the annual review process. Commercial paper issued by E.ON is rated A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. Following the takeover of Midlands Electricity, both agencies confirmed that their ratings remain unchanged. E.ON has committed itself to maintaining a strong single-A rating.

	January 1 — September 30

E.ON Group financial key figures	2003	2002

	€ in millions
Net interest expense	-545	-190

EBITDA(1)	6,858	5,552

Cash provided by operating activities	4,077	4,105

(2)	Non-GAAP financial measure; a reconciliation to internal operating profit can be found on pages 31—32.

	January 1 — September 30

Reconciliation to net interest expense	2003	2002

	€ in millions
Interest income shown in the Consolidated Statements of Income	-882	-132

- Income from long-term loans	-40	-35
+ Accretion expense from adoption of SFAS 143	358	—
+ Net interest expense on financial liabilities to affiliated companies and to companies in which share investments are held	19	-23

Net interest expense	-545	-190

Interim Report III/2003

Highlights

     In mid-August our Sydkraft subsidiary announced the acquisition of a 36.3 percent equity interest in Graninge, Sweden’s fourth-largest energy utility, from Electricité de France (EdF) for approximately €530 million. The deal gives E.ON a majority interest of 72.6 percent in Graninge, which supplies approximately 285,000 customers in central Sweden with more than 7 billion kWh of electricity each year. Its generating fleet produces on average about 4 billion kWh of power per year, around 3 billion kWh of which is generated at hydroelectric facilities. Graninge’s service territory partially borders Sydkraft’s. On October 30, 2003, Sydkraft received EU regulatory approval for the transaction. Under Swedish securities law, Sydkraft must make a cash offer to purchase the shares of minority stockholders within four weeks of the transaction’s closing, which took place on November 4, 2003.

     In its capacity as Thüga’s principal stockholder, E.ON requested in late September that Thüga’s Board of Management convene an extraordinary meeting of the company’s stockholders on November 28, 2003, to pass a resolution authorizing E.ON Energie to use a squeeze-out procedure to acquire Thüga stock held by minority stockholders. In accordance with Sections 327a ff of the German Stock Corporation Act, minority stockholders will receive a cash payment of €63.36 per share for their Thüga stock.

     On October 20, 2003, Degussa announced that a deteriorated market environment made it necessary to take an impairment charge of 500 million in its Fine Chemicals division as of September 30, 2003.

     On October 21, 2003, Powergen agreed terms for the acquisition of the British company Midlands Electricity with its US owners, Aquila and FirstEnergy, and with the holders of approximately half of its outstanding bonds. The purchase price amounted to €1.637 billion (GBP 1.146 billion), of which €51 million (GBP 36 million) is for equity. With a total of approximately 2.4 million connected customers, Powergen will double the number of its connected customers and thus become the second largest electricity distributor in the UK. The deal is conditional upon the successful completion of a Bond Offer Procedure. It is also conditional upon EU approval and Kansas State Commission consent. Completion of this transaction is expected by early next year.

     In late October 2003 the Bouygues Group announced that it intends to exercise its call option by the end of 2003 to acquire E.ON’s remaining 10.1 percent equity interest in Bouygues Telecom, France’s third-largest cellular phone company. The two companies had agreed to the call option in January 2003. The exercise price is approximately €700 million, including accrued interest and shareholder loans. In early 2003 the two companies had reached an agreement on the sale, in two tranches, of E.ON’s nearly 16 percent stake in Bouygues Telecom for a total of about €1.1 billion (including shareholder loans). In March E.ON sold a 5.8 percent shareholding in the mobile phone company to the Bouygues Group for roughly €400 million. For the second tranche, E.ON and Bouygues had agreed on a call option exercisable from April 2003 through October 2005. E.ON will record a total net book gain of approximately €800 million on the disposal of Bouygues Telecom, just over €500 million of which is from the second tranche.

Interim Report III/2003

Outlook

     We expect full-year internal operating profit to surpass the prior year’s record figure by a significant margin. This is due in particular to the substantial earnings contributions in our core energy business, which more than compensate for the sharp reduction in the earnings stream from Degussa.

     Despite the one-off charges that reduced E.ON Energie’s earnings in the third quarter, we continue to expect an appreciable improvement in the company’s internal operating profit for the full year. This forecast is based on our expectation that operating improvements will more than offset charges in E.ON Energie’s electric generation business (including those related to the adoption of SFAS 143) and for charges in the company’s transmission business stemming from the account settlement of control areas. From today’s perspective, we anticipate that E.ON Energie’s internal operating profit for the fourth quarter of 2003 will distinctly surpass the year-earlier figure.

     We continue to expect Ruhrgas to report considerably improved results for full year 2003. Even after charges relating to the purchase price allocation (the revaluation of the assets and liabilities acquired) and after financing costs, we expect Ruhrgas to make a substantial contribution to consolidated internal operating profit.

     We also expect the Powergen Group to significantly increase its internal operating profit and to make a positive contribution to consolidated internal operating profit.

     We likewise anticipate that Viterra will achieve further improvements in internal operating profit, though the company will not be likely to maintain the rate of increase recorded in the first nine months of the year.

     In 2002 Degussa was a fully consolidated E.ON division. Starting in February of this year we have accounted for Degussa’s earnings using the equity method in line with our 46.5 percent shareholding in the company. This accounting change means that Degussa will make a substantially smaller contribution to consolidated internal operating profit in 2003.

     From today’s perspective, we anticipate that consolidated net income will significantly surpass last year’s figure. Contributing factors include appreciable operating improvements, gains on disposals, and the absence of significant one-off charges.

Interim Report III/2003

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

	Third quarter		Nine months

	2003	2002(1)	2003	2002(1)

	(€ in millions)
Sales	9,185	8,885	33,292	25,058
Electricity/natural gas tax	-633	-181	-2,549	-658
Sales, net of electricity/natural gas tax	8,552	8,704	30,743	24,400
Cost of goods sold and services provided	-6,576	-6,627	-23,211	-17,903

Gross profit on sales	1,976	2,077	7,532	6,497

Selling expenses	-1,158	-1,013	-3,489	-3,024
General and administrative expenses	-260	-515	-922	-1,170
Other operating income	745	919	3,362	2,490
Other operating expenses	-530	-766	-2,312	-2,343
Financial earnings	-349	385	-177	-171
Impairment of goodwill	—	-2,391	—	-2,391

Income/(loss) from continuing operatings before income taxes and minority interests	424	-1,304	3,994	-112

Income taxes	-156	279	-962	85
Minority interests	-73	-26	-333	-501

Income/(loss) from continuing operations	195	-1,051	2,699	-528

Income/(loss) from discontinued operations, net	457	548	1,154	3,247
Cumulative effect of changes in accounting principles, net	-23	—	-471	191

Net income	629	-503	3,382	2,910

Earnings per share (in €)
from continuing operations	0.29	-1.61	4.13	-0.81
from discontinued operations	0.70	0.84	1.77	4.98
from cumulative effect of changes in accounting principles, net	-0.03	—	-0.72	0.29

from net income	0.96	-0.77	5.18	4.46

(1)	Adjusted for discontinued operations.

Interim Report III/2003

E.ON AG and Subsidiaries Consolidated Balance Sheets

	September 30,	December 31,
	2003	2002

	(€ in millions)
Assets
Intangible assets	17,603	19,040
Property, plant, and equipment	40,742	41,989
Financial assets	19,681	16,971

Fixed assets	78,026	78,000

Inventories	2,831	3,840
Financial receivables and other financial assets	2,659	1,847
Operating receivables and other operating assets	14,257	17,009
Assets of disposal groups	144	508
Liquid funds	11,387	8,385

Nonfixed assets	31,278	31,589

Deferred taxes	2,521	3,042
Prepaid expenses	365	434

Total assets	112,190	113,065

Stockholders’ equity and liabilities
Stockholders’ equity	28,763	25,653
Minority interests	4,745	6,511
Provisions for pensions	7,227	9,163
Other provisions	26,028	25,146
Accrued liabilities	33,255	34,309
Financial liabilities	24,142	24,850
Operating liabilities	13,277	14,186

Liabilities	37,419	39,036

Liabilities of disposal groups	32	339
Deferred taxes	6,791	6,162
Deferred income	1,185	1,055

Total stockholders’ equity and liabilities	112,190	113,065

Interim Report III/2003

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

	January 1 — September 30

	2003	2002

	(€ in millions)
Net income	3,382	2,910
Income applicable to minority interests	333	501
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	-1,154	-3,247
Depreciation, amortization, impairment	2,214	5,307
Changes in provisions	1,158	-904
Changes in deferred taxes	-256	-573
Other noncash income and expenses	-180	-226
Gain/(loss) on disposal of fixed assets	-825	-762
Changes in nonfixed assets and other operating liabilities	-595	1,099

Cash provided by operating activities	4,077	4,105

Payments from disposals of
financial assets	4,958	7,217
intangible and fixed assets	466	569
Purchase of
financial assets	-5,652	-17,677
intangible and fixed assets	-1,689	-2,075
Changes in other liquid funds	1,861	2,972

Cash provided by (used for) investing activities	-56	-8,994

Payments received/made from changes in capital, including minority interests	—	43
Payments for treasury stock, net	—	15
Payment of cash dividends to
stockholders of E.ON AG	-1,142	-1,100
minority stockholders	-186	-305
Changes in financial liabilities	513	6,140

Cash provided by (used for) financing activities	-815	4,793

Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	3,206	-96
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-39	-290
Liquid funds at the beginning of the period (< 3 months)	1,342	4,239
Liquid funds from discontinued operations at the beginning of the period (< 3 months)	-10	-379

Liquid funds from continuing operations at the end of the period (< 3 months)	4,499	3,474
Securities available for sale from continuing operations at the end of the period (> 3 months)	6,888	6,921
Securities available for sale from discontinued operations at the end of the period (> 3 months)	—	—
Liquid funds from discontinued operations at the end of the period (< 3 months)	—	121

Liquid funds as shown on the balance sheet	11,387	10,516

Interim Report III/2003

Consolidated Statements of Changes in Stockholders’ Equity

				Items included in
				other comprehensive income

						Additional
		Additional		Currency	Securities	minimum
	Capital	paid-in	Retained	translation	available	pension	Cash flow	Treasury
	Stock	capital	earnings	adjustments	for sale	liability	hedges	stock	Total

	(€ in millions)
January 1, 2002	1,799	11,402	11,795	376	-265	-320	-51	-274	24,462
Treasury stock repurchased/sold
Cash dividends paid			-1,100						-1,100
Net income			2,910						2,910
Other comprehensive income				-407	-910	28	18	14	-1,257
Total comprehensive income									1,653
September 30, 2002	1,799	11,402	13,605	-31	-1,175	-292	-33	-260	25,015

January 1, 2003	1,799	11,402	13,472	-242	-3	-401	-115	-259	25,653
Treasury stock repurchased/sold		153	-1					3	155
Cash dividends paid			-1,142						-1,142
Net income			3,382						3,382
Other comprehensive income				-483	1,053	35	110		715
Total comprehensive income									4,097
September 30, 2003	1,799	11,555	15,711	-725	1,050	-366	-5	-256	28,763

Interim Report III/2003

Notes

Accounting and Valuation Policies

     The accounting and valuation policies used to prepare the Interim Financial Statements for the nine months ended September 30, 2003, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2002, with the exception of the policies described below.

     During the first nine months of 2003 E.ON became subject to new accounting and disclosure requirements set forth in certain new standards and interpretations. These are:
•	the Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations”
•	SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”
•	SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB 123”
•	Financial Accounting Standards Board (FASB) Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”
•	FIN 46, “Consolidation of Variable Interest Entities: An Interpretation of Accounting Research Bulletin 51”
•	SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”
•	SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”

     With the exception of SFAS 149 and SFAS 150, these new accounting rules are described in detail in E.ON’s 2002 Annual Report. Only SFAS 143 has had a material impact on E.ON’s earnings condition in fiscal year 2003 (see the commentary on page 29).

     SFAS 143 is effective for fiscal years that begin after June 15, 2002. The standard requires that the fair value of a legal obligation arising from the retirement of an asset be recorded as a liability in the period in which the obligation arises, to the extent that a reasonable estimate of fair value is possible. At the same time, the carrying value of the asset underlying the obligation is to be increased. Over the estimated life of the asset, the liability is accreted to its present value, and the related capitalized charge is depreciated over the useful life of the asset.

     FIN 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. The interpretation also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation.

     FIN 46 addresses the conditions under which an entity should be consolidated based on variable interests, as well as the disclosure requirements regarding any such variable interest entity (VIE). By adopting the interpretation we are obligated to consolidate not only companies in which we exercise management control through a majority voting interest but also VIEs for which we are the primary beneficiary. We are also obligated to disclose certain information about significant interests we hold in VIEs for which we are not the primary beneficiary. The requirements of FIN 46 apply immediately to all VIEs created after January 31, 2003, and are effective beginning in the third quarter of 2003 for all VIEs created before February 1, 2003. On October 9, 2003, the FASB issued FASB Staff Position No. FIN 46-6 (FSP FIN 46-6), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities.” Pursuant to FSP FIN 46-6, a public entity need not apply the provisions of FIN 46 to an interest held in a VIE until the end of the first reporting period ending after December 15, 2003, if the VIE was created before February 1, 2003. For VIEs identified through September 30, 2003, E.ON applies FIN 46 in the third quarter of 2003. These VIEs are recognized in E.ON’s Consolidated Financial Statements effective July 1, 2003.

     Effects resulting from the initial application of FIN 46 are reported under “Cumulative effect of changes in accounting principles, net” in E.ON’s Consolidated Statements of Income for the period ended September 30, 2003.

     As disclosed in our Interim Report for the period ended June 30, 2003, we consolidated five VIEs as of July 1, 2003, pursuant to FIN 46. The VIEs consist of two jointly owned electric generating companies, two property leasing companies, and a jointly owned company that manages shareholdings.

     E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,880 million and earnings of €3.7 million. Of these totals, assets and corresponding liabilities and equity of €1,141 million and earnings of –€16.5 million are

Interim Report III/2003

attributable to the jointly owned company that manages shareholdings. Fixed assets and technical equipment and machinery in the amount of €332 million serve as collateral for liabilities relating to financial leases and bank loans. As a rule, the creditors of the consolidated VIEs have unlimited recourse to the consolidating company.

     In addition, E.ON holds a significant interest in a VIE for which we are not the primary beneficiary. This entity, a leasing company that is the lessor to a heating plant and in which E.ON has held an interest since July 1, 2000, has total assets and corresponding liabilities and equity of €175 million and earnings of €28 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €27 million. Management considers it unlikely that this loss will be realized.

     SFAS 149, which was issued in April 2003, updates the accounting rules for derivative instruments. SFAS 149, which amends SFAS 133’s scope of application as well as its definition of a derivative, incorporates the decisions of other FASB projects on financial instruments and interpretations of the Derivatives Implementation Group.

     In May 2003 the FASB issued SFAS 150. By adopting SFAS 150 we are required to record as liabilities financial instruments that have characteristics of both liabilities and equity, whereas prior to adoption we were permitted to record such financial instruments as equity. The requirements of SFAS 150 are effective for reporting periods beginning after June 15, 2003, and apply immediately to all financial instruments that are issued or modified after May 31, 2003.

Acquisitions, Disposals, and Discontinued Operations

     Significant Acquisitions in 2003. On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed suit in the state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. The acquisition of RAG’s Bergemann shares was completed on the same day. By the beginning of March 2003, E.ON had acquired 100 percent of the shares in Ruhrgas for a total purchase price of €10.2 billion. Ruhrgas’s results of operations are included in E.ON’s Consolidated Statements of Income as of February 1, 2003.

     In late September 2003 E.ON Energie completed its acquisition of the shares in JME and JCE, regional utilities operating in the southern Czech Republic, formerly held by CEZ, a Czech utility, and by Energie AG of Austria. The public tender offer to JME and JCE’s other minority shareholders was also completed. E.ON Energie now owns 85.5 percent of JME and 84.6 percent of JCE. JME and JCE, which have adjacent service territories, together supply 1.4 million customers with about 12 billion kWh of electricity annually and have about a 24 percent share of the Czech electric distribution market. At the same time, E.ON Energie completed the sale of its minority interests in two other Czech regional utilities, ZCE and VCE, to CEZ.

     The following unaudited pro-forma consolidated results of operations of the Company are presented as if the acquisition of Ruhrgas and other significant 2002 acquisitions (Powergen and TXU’s retail operations) had taken place at the beginning of the periods presented. Adjustments to the Company’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization, and related tax effects resulting from the purchase price allocation. The pro-forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for debt.

     This unaudited pro-forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the periods presented.

Pro-forma information

	Third quarter		Nine months

	2003	2002	2003	2002

		(€ in millions)
Sales(1)	8,552	11,396	32,085	38,267
Net income before cumulative effect of changes in accounting principles	652	-472	3,913	3,225
Net income	629	-472	3,452	3,416
Earnings per share (in €)	0.96	-0.72	5.29	5.24

(1)	Excludes electricity/natural gas tax.

Interim Report III/2003

     Significant Disposals in 2003. In accordance with the July 2001 agreement between E.ON AG and BP plc. (BP), London, E.ON AG received a preliminary sales price of approximately €2.8 billion in 2002 for 100 percent of the shares in VEBA Oel. Under the terms of the agreement, the final purchase price was to depend on a number of conditions and calculations, in particular on the proceeds BP received from the sale of VEBA Oel’s exploration and production operations. Because of the political situation in Venezuela, it is unclear at this time when it will be possible to complete the sale of VEBA Oel’s Venezuelan operations. In April 2003 E.ON AG and BP therefore reached an agreement (without prejudice to the standard guarantees in the contract) on the final purchase price for VEBA Oel. Under the agreement, the total price for VEBA Oel is approximately €2.9 billion, giving E.ON a total book gain of €1,658 million in 2002 and 2003.

     Effective January 31, 2003, E.ON sold 18.08 percent of Degussa in a cash tender transaction to RAG and recorded a gain on disposal of €168 million. E.ON has retained a 46.48 percent interest in Degussa and accounts for this investment under the equity method.

     In January 2003 E.ON concluded an agreement to sell, in two tranches, its 15.9 percent shareholding in Bouygues Telecom, France’s third-largest cellular phone company, to the Bouygues Group. In the first quarter of 2003, the Company sold 5.8 percent of Bouygues Telecom and recorded a gain of €294 million. The Bouygues Group announced in October that it will exercise its call option to purchase E.ON’s remaining 10.1 percent shareholding in Bouygues Telecom by the end of 2003.

     In compliance with the terms of the ministerial approval for the E.ON-Ruhrgas deal, E.ON Energie and Ruhrgas concluded agreements in late July 2003 to sell their respective 22 percent shareholdings in Bayerngas to the municipal utilities of Munich, Augsburg, Regensburg, and Ingolstadt and to the City of Landshut. The buyers took ownership of their Bayerngas interests in the fall of 2003.

     Discontinued Operations in 2003. At year end 2002, Viterra Energy Services was shown as a discontinued operation in E.ON’s Consolidated Financial Statements. In April 2003 Viterra reached an agreement with CVC Capital Partners to sell 100 percent of its ownership interest in Viterra Energy Services. The transaction was completed in June 2003. In early 2003 Viterra sold Viterra Contracting, a wholly owned subsidiary. Both of these dispositions are consistent with Viterra’s strategic focus on residential real estate and real estate development.

     As a legal condition for E.ON’s acquisition of Ruhrgas, E.ON Energie was required to dispose of its 80.5 percent interest in Gelsenwasser. Gelsenwasser provides drinking water, industrial water, natural gas, and other utility services in Germany. In September 2003 a joint venture company owned by the municipal utilities of Dortmund and Bochum took ownership of the Gelsenwasser interest. The purchase price was €835 million. E.ON Energie recorded a gain of €421 million on the transaction.

     Pursuant to the agreement for the E.ON-Ruhrgas deal, E.ON acquired Edenderry Power Limited from Fortum. Edenderry is a turf-fired power plant located near Dublin, Ireland. E.ON transferred its ownership interest to Powergen on July 17, 2003, because of our U.K. subsidiary’s geographic proximity to Dublin. Edenderry, however, does not fit into Powergen’s strategy, and therefore steps have been initiated to sell it.

     CRC Evans International Inc. is a wholly owned subsidiary of LG&E Energy, which acquired the Houston-based company in 1999. CRC Evans ranks among the leading providers of equipment and services for the construction and repair of gas and oil pipelines. As part of the regulatory oversight of Powergen’s acquisition of LG&E Energy, the SEC had required that LG&E Energy sell CRC Evans. The transaction was completed effective October 31, 2003.

     All of the business components discussed above are classified as discontinued operations in the accompanying Consolidated Statements of Income. The sales associated with discontinued operations were €574 million and €12,428 million for the nine

Interim Report III/2003

months ended September 30, 2003 and 2002, respectively. Income from continuing operations before income taxes and minority interests associated with discontinued operations was €1,191 million and €3,487 million for the nine months ended September 30, 2003 and 2002, respectively. This includes a net gain on disposal of discontinued operations of €1,055 million and €2,608 million for the nine months ended September 30, 2003 and 2002, respectively.

     The Consolidated Balance Sheet at September 30, 2003, includes assets and liabilities of disposal groups held for sale relating to CRC Evans International and Edenderry Power. The assets of these disposal groups include property, plant, and equipment of €86 million, financial assets of €48 million, and other assets of €10 million. The liabilities of these disposal groups comprise accrued liabilities of €14 million, financial and operating liabilities of €17 million, and other liabilities of €1 million.

     Significant disposals and discontinued operations in 2002 are described in detail in our 2002 Annual Report.

Income from discontinued operations

	January 1 — September 30

	2003	2002

	(€ in millions)
VAW aluminium	—	952
VEBA Oel	-35	1,612
Stinnes	—	653
Degussa activities	—	-48
Viterra activities	687	64
E.ON Energie activities	478	14
MEMC	23	—
Powergen activities	1	—

Total	1,154	3,247

Research and Development

     The E.ON Group’s research and development expense is primarily attributable to Degussa and Ruhrgas and totaled €58 million in the first nine months of 2003, compared with €252 million in the same period last year.

Interim Report III/2003

Earnings per Share

Earnings per share were computed as follows:

Earnings per share

	Third quarter		Nine months

	2003	2002(1)	2003	2002(1)

	(€ in millions)
Income/(loss) from continuing operations before income taxes and minority interests	195	-1,051	2,699	-528
Income from discontinued operations	457	548	1,154	3,247
Cumulative effect of changes in accounting principles, net	-23	—	-471	191

Net income	629	-503	3,382	2,910

Weighted average number of shares (in 1,000)	657,379	652,461	653,275	652,005
Earnings per share (in €)
from continuing operations	0.29	-1.61	4.13	-0.81
from discontinued operations	0.70	0.84	1.77	4.98
from cumulative effect of changes in accounting principles, net	-0.03	—	-0.72	0.29

from net income	0.96	-0.77	5.18	4.46

(1)	Adjusted for discontinued operations.

Interim Report III/2003

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

Financial earnings

	January 1 — September 30

	2003	2002		Change

	(€ in millions)
Income from companies accounted for at equity	546	1,109		-51%
Other income from share investments	167	91		+84%

Income from share investments	713	1,200		-41%

Income from long-term securities and long-term loans	81	146		-45%
Other interest and similar income	468	569		-18%
Interest and similar expenses	-1,431	-847		-69%
Thereof: accretion expense related to adoption of SFAS 143	358	—		—

Interest and similar expenses, net	-882	-132		—

Write-downs of securities and long-term loans	-8	-1,239	(1)	—

Financial earnings	-177	-171		-4%

(1)	Primarily reflects the valuation allowance taken on the Company’s HypoVereinsbank stock.

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first nine months of 2003 by segment.

Goodwill(1)

	January 1 — September 30, 2003

	E.ON					Other/
	Energie	Ruhrgas	Powergen	Viterra	Degussa	Consolidation	Total

	(€ in millions)
Book value as of December 31, 2002	2,958	—	8,653	17	2,884	—	14,512

Goodwill additions and disposals	267	2,621	—	—	-2,884	—	4
Goodwill impairment	—	—	—	—	—	—	—
Other changes(2)	-253	—	-671	-4	—	—	-928

Book value as of September 30, 2003	2,972	2,621	7,982	13	—	—	13,588

(1)	Excludes goodwill of companies accounted for at equity.

(2)	Other changes include reclassifications and exchange-rate differences.

Goodwill of €2.6 billion related to the acquisition of Ruhrgas is a preliminary amount. At September 30, 2003, procedures to determine the fair value of certain intangible assets of Ruhrgas were not yet finalized and, accordingly, the amount currently assigned to goodwill is subject to change.

Interim Report III/2003

Intangible Assets

     As of September 30, 2003 and December 31, 2002, the Company’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible assets

	September 30, 2003	December 31, 2002

	(€ in millions)
Intangible assets subject to amortization
Acquisition costs	4,331	4,826
Accumulated amortization	-1,090	-863

Net book value	3,241	3,963

Intangible assets not subject to amortization	774	565

Total	4,015	4,528

     The Company recorded an aggregate expense of €252 million on its intangible assets in the first three quarters of 2003, compared with an expense of €190 million on intangible assets as well as €2,391 million in goodwill impairment charges in the first three quarters of 2002. The Company did not incur impairment charges on intangible assets not subject to amortization or goodwill in the first nine months of 2003.

     Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2003 and each of the five succeeding fiscal years is as follows: 2003 (remaining three months): €77 million, 2004: €299 million, 2005: €275 million, 2006: €252 million, 2007: €240 million, 2008: €235 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

     The number of treasury shares outstanding as of September 30, 2003, declined from the figure as of December 31, 2002. Following the transfer of shares formerly held by a subsidiary, the number of treasury shares increased to 4,600,522. Another 31,570,257 shares of E.ON stock are held by subsidiaries. The decline in the number of shares held by subsidiaries results from the voluntary exchange offer under which minority shareholders of E.ON Bayern exchange that company’s stock for E.ON stock (3.440.698 E.ON shares) and from the transfer of 240,000 shares of E.ON stock to E.ON AG. E.ON thus holds 5.2 percent of all outstanding shares of E.ON stock.

Asset Retirement Obligations

     The Company’s asset retirement obligations at September 30, 2003, relate to the decommissioning of nuclear power stations in Germany (€7,989 million) and Sweden (€376 million), environmental improvements at nonnuclear power station sites, including removal of electricity transmission and distribution equipment (€358 million), and environmental improvements at gas storage (€78 million) and mining facilities (€61 million). The fair value of the nuclear decommissioning obligations was determined using third party valuations.

     On initial adoption of SFAS 143 on January 1, 2003, the Company recorded an additional liability of €1,370 million, a net asset retirement cost of €276 million capitalized as an increase to the carrying amount of the associated long-lived assets, and a long-term receivable of €360 million. We recognized a net after-tax loss of €448 million (pretax loss: €734 million) upon initial adoption of this statement.

     Accretion expense pertaining to continued provisions of €358 million for the current period is included in financial earnings.

     If SFAS 143 had been applied for all periods affected, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million at January 1, 2002, and December 31, 2002, respectively. In its Consolidated Statements of Income, the Company would have reported net income of €3,830 million and €2,779 million and earnings per share of €5.87 (actual: €5.18) and €4.26 (actual: €4.46) for the nine months ended September 30, 2003 and 2002, respectively. These pro-forma amounts were measured using information, assumptions, and interest rates that were current at the date of the Company’s initial adoption of SFAS 143.

     These unaudited pro-forma amounts do not necessarily correspond to the actual results the Company would have recorded had SFAS 143 been applied from the beginning of the periods affected.

Interim Report III/2003

Contingent Liabilities Arising from Guarantees

     Financial Guarantees. The Company’s financial guarantees include both direct and indirect obligations. Direct guarantees involve contracts that require the guarantor to make contingent payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, a liability, or an equity security of the guaranteed party. Indirect guarantees (guarantees of indebtedness of others) may or may not be based on changes in an underlying obligation that is related to an asset, a liability, or an equity security of the guaranteed party.

     At September 30, 2003, the Company’s direct financial guarantees principally comprise nuclear-energy-related items that are described in detail in our 2002 Annual Report. Direct financial guarantees also include obligations to creditors of related parties and third parties (maximum potential undiscounted future payments at September 30, 2003: €475 million; year end 2002: €866 million) with specified terms up to 2029. €20 million (year end 2002: €573 million) of this amount involves guarantees issued on behalf of related parties.

     Indirect guarantees include obligations in connection with cross-border leasing transactions (maximum potential undiscounted future payments at September 30, 2003: €184 million; year end 2002: €535 million) with terms up to 2010. Furthermore, indirect guarantees include obligations to provide financial support to primarily related parties with respect to certain loan agreements (maximum potential undiscounted future payments at September 30, 2003: €346 million; year end 2002: €218 million) and have terms up to 2022.

     The Company has recorded provisions of €121 million at September 30, 2003 (year end 2002: €50 million) with respect to all financial guarantees.

     Indemnification Agreements. Disposition agreements concluded throughout the Group in recent years include indemnifications and other guarantees (maximum potential undiscounted future payments at September 30, 2003: €5,147 million; year end 2002: €5,663 million) with terms up to 2041 in accordance with local legal requirements. These typically relate to standard guarantees, potential environmental liabilities, and taxes. Sometimes it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. Examples include customary guarantees in certain contracts, as well as certain environmental and tax indemnities. In many cases, the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €52 million at September 30, 2003 (year end 2002: €287 million) with respect to all indemnifications and other guarantees included in disposition agreements. Guarantees given by companies that were later sold by E.ON AG (or by VEBA AG or VIAG AG before their merger) are included in the final sales contracts.

     Other Guarantees. Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments at September 30, 2003: €36 million; year end 2002: €36 million) with an effective period through 2020 and warranties and market-value guarantees (maximum potential undiscounted future payments: €73 million). As of September 30, 2003, the Company has recorded provisions of €3 million with respect to these guarantees. Other guarantees also include product warranties (€21 million included in provisions as of September 30, 2003; year end 2002: €72 million).

Interim Report III/2003

Information by Operating Segment

		Adjustments for	Adjusted
	Reported	discontinued	figures for
	in 1Q-3Q02	operations	1Q-3Q02	1Q-3Q03

		(€ in millions)
E.ON Energie	2,286	-43	2,243	2,239
Ruhrgas	—	—	—	875
Powergen	143	—	143	496
Viterra	217	-96	121	166
Degussa	517	7	524	129
E.ON AG/Consolidation	15	—	15	-512

Internal operating profit	3,178	-132	3,046	3,393

Nonoperating income/(loss)	-3,154	-4	-3,158	601
Income/(loss) from continuing operations before income taxes and minority interests	24	-136	-112	3,994

Net income	2,910	—	2,910	3,382

     The reportable segments are presented in line with the Company’s internal organizational and reporting structure based on products and services. The reportable segments are Energy, Viterra, and Degussa. The Company’s core energy business consists of three segments: E.ON Energie, Ruhrgas, and Powergen. The segment Other/Consolidation comprises the results of central Group financing, interests managed directly by E.ON, E.ON AG itself, and consolidation effects at the Group level.

     In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” E.ON reports as a discontinued operation an operating segment or substantial component of an entity that has either been disposed of or is intended for sale.

     The decisions to dispose of Viterra Energy Services and certain Degussa operations were made after the first three quarters of 2002. As a result, these companies and operations are recorded as discontinued operations in 2002. In addition, E.ON Energie’s Gelsenwasser subsidiary as well as Viterra Contracting are shown under discontinued operations beginning in the first quarter of 2003.

     Consolidated sales, earnings, and investment figures for the first nine months of 2003 and 2002 have been adjusted for the effects of discontinued operations.

     An indicator of a business’s long-term earnings power, internal operating profit is E.ON’s key performance metric in terms of management’s analysis of the business. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and nonrecurring expenses. Page 5 contains a detailed reconciliation of internal operating profit to income/(loss) from continuing operations before income taxes and minority interests.

     E.ON also provides EBIT and EBITDA by segment. This range of key figures makes it possible to break down each operating segment’s overall business performance according to its operating, investment, and financial drivers. EBIT and EBITDA are reconciled to internal operating profit in the table below.

     Because they are adjusted for nonrecurring effects, the segment key figures shown in this section of the E.ON Interim Report may differ from the corresponding U.S. GAAP figures reported in the Consolidated Statements of Income.

     Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest results. The interest portions of the increases in other long-term provisions are treated analogously to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

     In the first nine months of 2003 and 2002, interest income (net) reflects, among other items, tax-related interest expenses.

Interest income (net) charged against internal operating profit

	January 1 — September 30

	2003	2002(1)

	(€ in millions)
Interest income shown in Consolidated Statements of Income	-882	-132

Interest income, net(2)	15	50
Interest portion of long-term provisions	-384	-386

Interest income (net) charged against internal operating profit	-1,251	-468

(1)	Adjusted for discontinued operations.

(2)	This figure is calculated by adding in interest expenses and subtracting interest income.

Interim Report III/2003

Information by operating segment

	January 1 — September 30

	E.ON Energie		Ruhrgas		Powergen

	2003	2002(1)	2003	2002	2003	2002(1)

	(€ in millions)
External sales	16,520	13,782	7,698		7,210	1,493
Intersegment sales	2	13	251		6	—

Total sales	16,522	13,795	7,949		7,216	1,493

EBITDA	4,123	3,494	1,175		1,185	353
Depreciation/amortization and write-downs charged against internal operating profit(2)	-1,291	-1,118	-265		-465	-142
EBIT	2,832	2,376	910		720	211
Interest income charged against internal operating profit	-593	-133	-35		-224	-68

Internal operating profit	2,239	2,243	875		496	143

Thereof: earnings from companies accounted for at equity(3)	349	363	131		57	8

Investments	1,979	4,981	286		618	260

Intangible and fixed assets	1,042	1,084	88		507	260
Financial assets	937	3,897	198		111	—
Thereof: companies accounted for at equity	309	809	4		4	—

Cash provided by operating activities	3,840	2,739	587		379	263

Total financial assets	10,688	9,434	510		232	256
Total financial liabilities	-3,681	-4,991	-596		-7,583	-7,553

Net financial position	7,007	4,443	-86		-7,351	-7,297

	January 1 — September 30

	Viterra		Degussa		Other/Consolidation		E.ON Group

	2003	2002(1)	2003	2002(1)	2003	2002(1)	2003	2002(1)

	(€ in millions)
External sales	768	813	993	8,854	103	116	33,292	25,058
Intersegment sales	6	7	1	46	-266	-66	—	—

Total sales	774	820	994	8,900	-163	50	33,292	25,058
EBITDA	397	379	206	1,354	-228	-28	6,858	5,552
Depreciation/amortization and write-downs charged against internal operating profit(2)	-115	-123	-58	-614	-20	-41	-2,214	-2,038
EBIT	282	256	148	740	-248	-69	4,644	3,514
Interest income charged against internal operating profit	-116	-135	-19	-216	-264	84	-1,251	-468

Internal operating profit	166	121	129	524	-512	15	3,393	3,046

Thereof: earnings from companies accounted for at equity(3)	—	3	76	30	14	107	627	511

Investments	107	360	36	735	4,315	13,416	7,341	19,752

Intangible and fixed assets	57	84	36	674	-41	-27	1,689	2,075
Financial assets	50	276	—	61	4,356	13,443	5,652	17,677
Thereof: companies accounted for at equity	—	—	—	7	8	94	325	910

Cash provided by operating activities	103	44	-93	795	-739	264	4,077	4,105

Total financial assets	748	74	—	347	102	1,784	12,280	11,895
Total financial liabilities	-2,437	-3,251	—	-2,822	-7,685	-4,804	-21,982	-23,421

Net financial position	-1,689	-3,177	—	-2,475	-7,583	-3,020	-9,702	-11,526

(1)	Adjusted for discontinued operations.

(2)	In the first nine months of 2002, depreciation/amortization and write-downs charged against internal operating profit deviate from the corresponding U.S. GAAP figures, primarily due to the valuation allowance on our HypoVereinsbank stock which was recognized in other nonoperating earnings.

(3)	Earnings of companies accounted for at equity for the first nine months of 2003 and 2002 deviate from income from companies accounted for at equity pursuant to U.S. GAAP. In 2003 this is due to the reclassification of at-equity earnings from RAG as other nonoperating earnings and the impairment charge taken by Degussa in its Fine Chemicals division (see page 5). In 2002 the deviation results from the book gain on the sale of our Steag interest, which likewise was recorded in other nonoperating earnings.

Financial Calendar

March 10, 2004	Annual Press Conference
March 11, 2004	Analysts Conference
April 28, 2004	Annual Shareholders Meeting
May 13, 2004	Interim Report: January – March 2004
August 12, 2004	Interim Report: January – June 2004
November 11, 2003	Interim Report: January – September 2004

For more information about E.ON, contact: Corporate Communications E.ON AG E.ON-Platz 1 40479 Dusseldorf Germany T +49 (211) 4579-367 F +49 (211) 4579-532 info@eon.com www.eon.com

     This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2002 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 17, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting